October 15, 2021

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal

Innovator ETFs Trust

Post-Effective Amendment No. 1 to the Registration Statement on Form N-14

(Registration Statement File No. 333-258277)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator Laddered Fund of U.S. Equity Power Buffer ETFs and Innovator S&P Investment Grade Preferred ETF (each a “Fund” and collectively the “Funds”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 1 (Accession No. 0001437749-21-023623) to its registration statement on Form N-14 (333-258277), together with all exhibits filed therewith, filed with the Securities and Exchange Commission on October 14, 2021 (the “Amendment”).

The Trust is requesting withdrawal of the Amendment because the registration statement on Form N-14 was declared effective on September 21, 2021, and the Amendment was inadvertently filed as Form Type N-14/A instead of being filed as a “POS EX” which is the EDGAR submission type used to file a post-effective amendment. The Fund intends to promptly re-file the Amendment as a “POS EX” concurrent with the filing of this request.

Sincerely,

Innovator ETFs Trust

By:         /s/ H. Bruce Bond

Bruce Bond

President